As filed with the Securities and Exchange Commission on July 10, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Final Amendment)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Middle Market Debt Fund Inc.

(Name of Subject Company (issuer))

Western Asset Middle Market Debt Fund Inc.

(Name of Filing Person (offeror))

Common Stock $.001 Par Value Per Share

(Title of Class of Securities)

95790F100

(CUSIP Number of Class of Securities)

ROBERT I. FRENKEL

SECRETARY

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

100 FIRST STAMFORD PLACE, 6TH FLOOR

STAMFORD, CONNECTICUT 06902

(203) 703-7046

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

Sarah E. Cogan, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, New York, 10017

(212) 455-2000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$11,570,366(a)	$1,341.01(b)
(a) Calculated as the aggregate maximum purchase price to be paid for Shares in the offer. (b) Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:	$1,341.01	Filing Party:	Western Asset Middle Market Debt Fund Inc.
Form or Registration No.:	Schedule TO	Date Filed:	June 5, 2017

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1
☒	issuer tender offer subject to Rule 13e-4
☐	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☒

This Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed on June 5, 2017 by Western Asset Middle Market Debt Fund Inc., a Maryland corporation (the “Fund”) in connection with an offer by the Fund (the “Offer”) to purchase for cash up to 10% of the Fund’s outstanding shares of Common Stock, par value $.001 per share (the “Shares”), or up to 14,729 Shares, upon the terms and subject to the conditions contained in the Offer to Purchase dated June 5, 2017 (the “Offer to Purchase”) and the related Letter of Transmittal.

This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

The following information is furnished pursuant to Rule 13e-4(c)(4):

1. The Offer expired at 5:00 p.m., New York time, on July 5, 2017.

2. 9,223 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer, and all of those Shares were accepted for repurchase by the Company in accordance with the terms of the Offer.

3. The Shares were repurchased at a price of $760.71, the Fund’s net asset value per Share as of 4:00 P.M., New York City Time, on July 5, 2017.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Letter of Transmittal remains unchanged and this Amendment does not modify any of the information previously reported on the Statement, as amended, or the Letter of Transmittal.

ITEM 12. EXHIBITS

EXHIBIT NO.	DESCRIPTION
(a)(5)(i)	Press release issued on July 10, 2017

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERN ASSET MIDDLE MARKET DEBT FUND INC.

By:	/s/ Jane Trust
Name:	Jane Trust
Title:	Chairman, President and Chief Executive Officer

Dated: July 10, 2017

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

(a)(1)(i)	Offer to Purchase, dated June 5, 2017*

(a)(1)(ii)	Form of Letter of Transmittal*

(a)(1)(iii)	Letter to Stockholders*

(a)(5)(i)	Press release issued on July 10, 2017 (filed herewith)

(b)(1)	Credit Agreement for Margin Financing with Pershing LLC*

(b)(2)	Amendment No. 1 to Credit Agreement for Margin Financing with Pershing LLC*

(b)(3)	Amendment No. 2 to Credit Agreement for Margin Financing with Pershing LLC*

(b)(4)	Amendment No. 3 to Credit Agreement for Margin Financing with Pershing LLC*

*	Previously filed with the Schedule TO-I on June 5, 2017.

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